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                                                                            OMB APPROVAL
                                 UNITED STATES                     ---------------------------
                       SECURITIES AND EXCHANGE COMMISSION          OMB Number:  3235-0145
                            Washington, D.C.  20549                Expires:  August 31, 1999
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                                                                   hours per response...14.90
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                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                        (Amendment No. ______________)*


                     Ticketmaster Online-CitySearch, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                             Class B Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  88633P 20 3
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                   12/02/98
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

                               Page 1 of 4 pages

 CUSIP No.  88633P 20 3
-------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
Thomas Layton
-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a).....................................................................

    (b).....................................................................
-------------------------------------------------------------------------------

3.  SEC Use Only............................................................

-------------------------------------------------------------------------------

4.  Citizenship or Place of Organization:  United States of America

-------------------------------------------------------------------------------

 Number of            5.  Sole Voting Power:  688,821
 Shares Bene-
 ficially            ----------------------------------------------------------
 Owned by Each
 Reporting            6.  Shared Voting Power:  0
 Person With:
                     ----------------------------------------------------------

                      7.  Sole Dispositive Power:  688,821

                     ----------------------------------------------------------

                      8.  Shared Dispositive Power:  0

-------------------------------------------------------------------------------

  9. Aggregate Amount Beneficially Owned by Each Reporting Person:  970,070 *

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)...........................................................

 11. Percent of Class Represented by Amount in Row (9):  10.6% **

-------------------------------------------------------------------------------

 12. Type of Reporting Person (See Instructions):  IN

-------------------------------------------------------------------------------

                               Page 2 of 4 pages

Item 1.
    (a)  Name of Issuer:  Ticketmaster Online-CitySearch, Inc.

    (b) Address of Issuer's Principal Executive Offices: 790 E. Colorado Blvd., Ste. 200, Pasadena, CA 91101

Item 2.

    (a)  Name of Person Filing:  Thomas Layton

    (b) Address of Principal Business Office or, if none, Residence: 790 E. Colorado Blvd., Ste. 200, Pasadena, CA 91101

    (c)  Citizenship:  United States of America

    (d)  Title of Class of Securities:  Class B Common Stock

    (e)  CUSIP Number:  88633P 20 3

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a)  [ ]   Broker or dealer registered under section 15 of the Act (15
               U.S.C. 78o).
    (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
    (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
               U.S.C. 78c).
    (d)  [ ]   Investment company registered under section 8 of the Investment
               Company Act of 1940 (15 U.S.C.80a-8).
    (e)  [ ]   An investment advisor in accordance with (S)240.13d-
               1(b)(1)(ii)(E);
    (f)  [ ]   An employee benefit plan or endowment fund in accordance with
               (S)240.13d-1(b)(1)(ii)(F);
    (g)  [ ]   A parent holding company or control person in accordance with
               (S)240.13d-1(b)(1)(ii)(G);
    (h)  [  ]  A savings associations as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813);
    (i)  [ ]   A church plan that is excluded from the definition of an
               investment company under section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-3)
    (j)  [ ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount of beneficially owed:  970,070 *

    (b)  Percent of class:  10.6% **

    (c)  Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote:  688,821

         (ii)   Shared power to vote or to direct the vote:  0

         (iii)  Sole power to dispose or to direct the disposition of:  688,821

         (iv)   Shared power to dispose or to direct the disposition of:  0

    * Includes 281,249 shares which may be acquired within 60 days of December 31, 1998, upon exercise of options by Thomas Layton.


   **    10.6% of the outstanding shares of Class B Common Stock of Issuer based on 8,167,000 shares of Issuer's Class B Common Stock outstanding as of December 31, 1998, according to Issuer's transfer agent, ChaseMellon Shareholder Services, LLC.

                               Page 3 of 4 pages

Item 5.   Ownership of Five Percent or Less of a Class

  Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

  Not applicable.

Item 8.   Identification and Classification of Members of the Group

  Not applicable.

Item 9.   Notice of Dissolution of Group

  Not applicable.

Item 10.  Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                          February 12, 1999
                                          --------------------------------------
                                                     Date

                                          /s/ Thomas Layton
                                          --------------------------------------
                                                   Signature

                                          Thomas Layton,  President, Chief
                                          --------------------------------------
                                          Operating Officer and Treasurer of
                                          --------------------------------------
                                          Ticketmaster Online-CitySearch, Inc.
                                          --------------------------------------
                                          Name/Title


  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 4 of 4 pages